Enterra Energy Trust Appoints U.S. Chief Operating Officer

CALGARY, ALBERTA -- (Marketwire – October 31, 2007) – Enterra Energy Trust ("Enterra" or the "Trust") (TSX: ENT.UN, NYSE: ENT) welcomes Mr. John Chimahusky as Vice President and Chief Operating Officer, U.S. Operations, effective December 1, 2007. Mr. Chimahusky is a petroleum geologist with over 25 years of experience in the oil and gas industry. Most recently, he was President of a private exploration and production company based in Oklahoma City which has assets primarily in the Mid-Continent and Permian Basin. Prior to that Mr. Chimahusky had a lengthy career with a major multinational oil company, holding various domestic and international senior positions in Houston, Midland, Oklahoma City and Stavanger, Norway.

“I welcome John as the newest member of our executive team,” commented Jim Tyndall, Enterra’s Senior Vice President and Chief Operating Officer. “With his extensive industry experience, he will be a valuable addition to our Oklahoma-based operations.”

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada, and in Oklahoma, U.S.A.

For further information please contact:

Kristin Mason
Investor Relations Coordinator
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com